INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 6, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Palmer Square Ultra-Short Duration Investment Grade Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 29, 2016 on the Registrant’s registration statement filed on Form N-1A with respect to the Palmer Square Short Duration Investment Grade Fund (the “Fund”), a series of the Registrant. The Registrant also notified Ms. Dubey by telephone on September 28, 2016 that the Fund has changed its name to the “Palmer Square Ultra-Short Duration Investment Grade Fund”. Responses to all of the comments are included below and as appropriate, will be reflected in a post-effective amendment filing.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please confirm that the contractual fee waiver and expense reimbursement agreement will be filed as an exhibit to the Registration Statement.

Response: the Registrant confirms that the contractual fee waiver and expense reimbursement agreement will be filed as an exhibit to the Registration Statement.

Principal Investment Strategies

2.	Given the revised “Ultra-Short Duration Investment Grade Fund” name, please revise the statement that “the Advisor anticipates the Fund’s average portfolio duration under normal market conditions to be less than two years “ to affirm that the Fund will maintain a average portfolio duration under normal market conditions to be less than two years.

Response: The Registrant has revised the disclosure as follows:

“While the Fund may invest in securities of any maturity, the Fund will maintain an average portfolio duration under normal market conditions to be less than two years.”

Prior Performance for Similar Account Managed by the Advisor

3.	The footnote to the Average Annual Total Returns table states “The returns of the Palmer Square Private Fund shown are adjusted to assume that all charges, expenses, and fees of the Fund presently in effect and listed in the “Fees and Expenses of the Fund” table were deducted during such period.” Please confirm in the response letter that the Fund’s fees and expenses are higher than those of the Private Fund (i.e., the adjusted returns are not higher than the returns from the use of the Private Fund’s fees and expenses)

Response: The Advisor has confirmed to the Registrant that the Fund’s fees and expenses are higher than those of the Private Fund.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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